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SECURITIE  SION

06002178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 37856

A B
2/27/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS BY PLANNERS, INC.   (NASD # 19836)

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. Military Trail - Suite 285

(No. and Street)

Boca Raton, FL 33431

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor   561-998-0909

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy CPA

(Name — *if individual, state last, first, middle name*)

9655 S. Dixie Highway - Suite 105, Miami, FL 33156-2813

(Address)   (City)   (State)   Zip Code

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Gary Saginor_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Investments by Planners, Inc._____, as of
_____Dec. 31_____, ___2005 are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

_____

_____

_____

_____
                                              Signature

_____
President/Principal
                                              Title

_____
Notary Public

OFFICIAL NOTARY SEAL
IRENE E GILLIG
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD105238
MY COMMISSION EXP. APR. 15,2006

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTMENTS BY
PLANNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2005

TABLE OF CONTENTS



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2006

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Browdy
Certified Public Accountant

-1

INVESTMENT BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash		$ 23,910
Commissions receivables - mutual funds		7,331
Property and equipment - at cost	$ 88,190	
Less: Accumulated depreciation & amortization	(67,747)	20,443
Other assets		10,449
Total Assets		$ 62,133

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses		$ 1,598
Total Liabilities		1,598
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock $10 par value, 100 shares		1,000
authorized, 100 shares issued and outstanding		
Additional paid-in-capital		25,000
Retained Earnings		34,535
Total Stockholders' Equity		60,535
	$	62,133

The accompanying notes are an integral part of these financial statements.

- 2

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions and reimbursed expenses	$ 369,620
Investment advisory fees	648,154
	1,017,774
Expenses:	
Advertising and promotion	1,542
Automobile expense	11,515
Consulting fees	73,275
Depreciation	10,387
Dues and subscriptions	878
Entertainment	22,834
Equipment and vehicle leasing	43,171
Equipment expense & repairs	1,639
Insurance	48,064
Office	3,066
Outside labor	1,000
Postage	5,445
Professional fees	26,479
Rent of office facilities	127,096
Salaries - office	159,578
Salaries - officers	336,800
Sales commissions	1,848
Supplies	7,006
Taxes, licenses & fees	37,262
Telephone	11,832
Travel	4,085
	934,802
Income from operations	82,972
Other income (expenses)	
Interest	4,863
Settlement of Claim	(53,300)
	(48,437)
Net income	$ 34,535

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock Common		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2005	100	$ 1,000	$ 25,000	$ 40,181	$ 66,181
Net Income				34,535	34,535
Less: Net Distributions to Shareholders	—	——	——	(40,181)	(40,181)
Balance at December 31, 2005	100	$ 1,000	$ 25,000	$ 34,535	$ 60,535

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2005

Cash flows from operating activities:

Cash received from commissions & management fees	$ 1,014,285
Cash paid for operating expenses	(930,896)
Settlement of claim	(53,300)
Interest income	4,863
Net cash provided by operating activities	34,952

Cash flows from investing activities:

Increase in other assets	(200)
Purchase of property and equipment	(4,380)
Net cash used by investing activities	(4,580)

Cash flows from financing activities:

Distributions to stockholders	(40,181)
Net cash used in financing activities	(40,181)
Net decrease in cash and cash equivalents	(9,809)
Cash and cash equivalents at beginning of year	33,719
Cash and cash equivalents at end of year	$ 23,910

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Reconciliation of Net Profit to Net Cash Provided by Operating Activities

The reconciliation of net profit to net cash provided by operating activities for the year:

Net income	$ 34,535

Adjustments to reconcile net income to
 net cash provided by operating activities:

Depreciation	10,387
Increase in commissions receivable	(3,489)
Increase in property and equipment	(4,380)
Increase in other assets	(200)
Decrease in accounts payable	(6,481)
Distributions to stockholders	(40,181)
Net cash used by operating activities	$ (9,809)

The accompanying notes are an integral part of these financial statements.

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Property, Equipment and Leasehold Improvements

Property and equipment at December 31, 2005 are summarized by major classifications as follows:

Furniture and equipment	$ 51,637
Leasehold improvements	15,403
Software	21,150
	88,190
Less accumulated depreciation	(67,747)
	$ 20,443

NOTE C Significant Concentration of Commission Income

During 2005 the Company derived its commission income totaling $369,620 from six families of mutual funds. At December 31, 2005 commission receivables of $7,331 was also due from these six families of mutual funds. All of these commissions receivable were collected in January 2006.

NOTE D - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2005 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2006	$ 164,652
December 31, 2007	150,649
December 31, 2008	135,906
December 31, 2009	126,074
December 31, 2010	30,628
Total	$ 607,909

Minimum rental payment for office facilities, which are $10,209 per month in 2006, are adjusted annually for changes in the consumer price index.

NOTE E – Settlement of Claims & Contingencies

During the current year the Company settled a claim totaling $53,300. As of the date of these financial statements management has noted that there are no other claims pending.

NOTE F – Related Party Transactions

The Company incurred consulting fee expenses of $68,500 for investment advisory services to a company related by common ownership.



R I C H A R D J. B R O W D Y

CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2006

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2005, and have issued our report thereon dated January 25, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital $ 60,535

Additions and changes:

Deductions and/or changes:
  Non-allowable assets:

  Furniture, equipment and leasehold
    improvements, net of accumulated depreciation   (20,443)

  Security deposit & other assets   (10,449)

Net allowable capital $ 29,643

Reconciliation with Company's computation
  (included in Part II of Form X-17A-5 as of
  December 31, 2005)

                                                                               $ 29,643

The accompanying notes are an integral part of these financial statements.



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2006

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard J. Browdy
Certified Public Accountant